March 29, 2013

Via EDGAR

Lyn Shenk

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Rainbow Coral Corp. Form 10-K for Fiscal Year Ended March 31, 2012 Filed July 17, 2012 File No. 333-169554 Response dated March 4, 2013

Dear Mr. Shenk:

This letter is submitted on behalf of Rainbow Coral Corp. in response to the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“Staff”) in your letter of March 18, 2013 regarding the above-captioned filing.

Our numbered responses correlate to the numbers in your March 18, 2013 letter and we have set forth in italics the full text of the comments included in your letter for convenience purposes.

We respond to the Staff’s comments as follows:

Form 10-K for the Fiscal Year Ended March 31, 2012

Business, page 1

1.

We note your proposed revised disclosure in response to our prior comment 1. Please further revise to clarify that your current business is the operation of a retail tropical fish store and coral farming and the core coral propagation business is in the development, if true. Please provide us with a copy of your intended revised disclosure.

We intend to amend Item 1. Business in our Form 10-K for the Fiscal Year Ended March 31, 2012 as follows:

Rainbow Coral Corp. (“we”, “us”, “our”, “RBCC”, or the “Company”) was incorporated in the State of Florida on August 13, 2010. On June 13, 2011 we acquired all of the assets and the business of Father Fish Aquarium, Inc, (“Father Fish”) for $50,000. We plan to continue the business of Father Fish under the name of Rainbow Coral Corp. The Company’s current business is operating a retail fish store and coral farm facility. The Company was formed to build a coral farm facility to develop and propagate (or grow) live coral, independent of oceans, as a

495 Grand Boulevard, Suite 206 Miramar Beach, Florida 32550

future farm reserve against the decline of natural wild reefs. In order to fully implement our business plan, we plan to develop a larger scale coral farm facility in order to grow, harvest and distribute as many varieties of hard and soft sizes as possible for use by consumers and as a source for advances in bio-research. The uses for coral as a source of potential leading edge medical discoveries are an attractive opportunity for the Company’s coral farming activity. We believe that the world of bio-research is a natural continuation of our core coral propagation business. Accordingly on October 23, 2011, the Company formed a subsidiary, Rainbow Biosciences, LLC, to explore opportunities within the bioscience market. On March 13, 2012, we entered into a stock purchase agreement (“N3D Stock Purchase Agreement”) with Nano3D Biosciences, Inc. (“N3D”), a Texas corporation that has developed a unique concept in three dimensional cell research tools. Under the terms of the N3D Stock Purchase Agreement, we have agreed to acquire 604 shares of common stock of N3D, representing approximately 5% of the outstanding shares on the date of the agreement, for a price of $413.62. The total purchase price of $249,826 will be paid by making weekly payments of $5,000 until fully paid. We may discontinue payment of the purchase price at any time by providing written notice to N3D. This would result in our owning fewer than 604 shares. Rainbow Biosciences, LLC will continue to research opportunities into the bioscience markets.

Our subsidiary, Father Fish, is a retail tropical fish store and coral farm facility with a license from the Florida Department of Agriculture to raise a number of ornamental animals. Among these are various types of coral and the live food they require for nutrition. In addition, Father Fish raises a number of fresh water and salt water fish and invertebrates. Sales are made out of a retail location in Florida and online to hobbyists and serious collectors and by contracts with local departments of education for classroom and science lab use. Father Fish has a varied customer base and no individual customer is significant to the total sales of the Company.

Properties, page 1

2.

We note your proposed revised disclosure in response to our prior comment 2.  Please also include in the notes to the financial statements the disclosure required by ASC 840-10-50-2. Your disclosure should provide a general description of the leasing arrangements including the terms and monthly fees.  Please provide us with a copy of your intended revised disclosure.

We intend to revise our lease disclosure as follows:

Operating Lease Obligations

We rent office space on a month-to-month basis. In addition, our CEO utilizes office space in Houston, Texas on an as-needed basis through a management agreement with a professional services corporation.

We lease a combined retail and warehouse location in Venice, Florida. The space is approximately 3,000 square feet and is adequate for our needs. The lease term is one year. The rent is approximately $800 per month.

Notes to Consolidated Financial Statements

Note 3: Significant Accounting Policies

Revenue and Cost Recognition, page 12

3.

We note your response to our prior comment 5.  Please further revise your proposed disclosure to provide your policy for revenue recognition for the contracts with local departments of education for classroom and science lab use that you describe in response to our comment 1.  Please provide us with a copy of your intended revised disclosure.

We intend to revise our disclosure of accounting policies related to revenue recognition and cost of goods sold as follows:

Revenue and Cost Recognition

Our revenue arises primarily from sales of live coral, fish and other items in our retail store or as online purchases. In addition, we make sales by contracts with local departments of education for classroom and science lab use.

In accordance with ASC 605, Revenue Recognition, the Company recognizes revenue when persuasive evidence of an arrangement exists, product delivery has occurred or the services have been rendered, the price is fixed or determinable and collectability is reasonably assured. Revenue is recognized for retail store sales when the customer receives and pays for the merchandise. For online sales, we defer revenue and related cost of goods sold until the customer receives the products. Revenue under contracts is recognized when contract terms have been agreed to, products have been delivered and collectability is reasonably assured. Revenue is recognized net of sales returns and allowances and excludes sale tax collected.

Costs of goods sold represents product costs associated with generating revenue. It includes all costs of purchase, costs of conversion and other costs of acquiring products which have been sold.

Item 13:  Certain Relationships and Related Transactions, page 22

4.

We note your response to our prior comment 7.  It appears that a change of control occurred when Mr. Foxwell sold his shares to Glendive Investments.  Please tell us what consideration you gave to furnishing an Item 5.01 Form 8-K (changes in control of registrant), which was required four days after the occurrence of the event.

This transaction was discussed in Item. 12, Item. 13 and in the notes to the financial statements in the Form 10-K/A for the year ended March 31, 2012. However, we plan to file an Item 5.01 Form 8-K (changes in control of registrant) by April 5, 2013.

Other

5.

We note your response to our prior comment 8 in which you state that you discontinued payments to N3D in May 2012 because of their delay in reaching certain milestones in the commercialization process. We also note on page 12 of your Form 10-Q/A Amendment No. 1 for the quarterly period ended December 31, 2012 that your disclosure appears to indicate that you are continuing to make the weekly payments of $5,000 until the total purchase price of $249,826 is paid. Please revise to disclose that you have discontinued payments to N3D in May 2012 because of its delay in reaching certain milestones in the commercialization process.

We intend to amend Item 2. Management’s Discussion And Analysis Of Financial Condition And Results Of Operations in our Form 10-Q for the quarterly period ended December 31, 2012 as follows:

Accordingly, on October 23, 2011, the Company formed a subsidiary, Rainbow Biosciences, LLC, to explore opportunities within the bioscience market. On March 13, 2012, we entered into a stock purchase agreement (“N3D Stock Purchase Agreement”) with Nano3D Biosciences, Inc. (“N3D”), a Texas corporation that has developed a unique concept in three dimensional cell research tools. Under the terms of the N3D Stock Purchase Agreement, we have agreed to acquire 604 shares of common stock of N3D, representing approximately 5% of the outstanding shares on the date of the agreement, for a price of $413.62. According to the N3D Stock Purchase Agreement, the total purchase price of $249,826 is to be paid by making weekly payments of $5,000 until fully paid. We made weekly investments of $5,000 in Nano3D Biosciences (“N3D”) up to a total of $60,000 resulting in our acquisition of approximately 145 shares of N3D’s common stock. We discontinued payments to N3D in May 2012 because of their delay in reaching certain milestones in the commercialization process. Their ability to achieve scientific adoption of their new methodology has been slower than expected; however, we remain enthusiastic about the potential of this investment to generate positive returns for our Company as their device is a significant technological advancement in cell culturing. Once N3D reaches certain milestones in the development of the Bio-Assembler, we will consider resuming our investment in N3D. We remain shareholders of N3D as a result of the $60,000 investment that we have made and continue to support N3D with marketing and other support.

With respect to your comments, we acknowledge the following:

1.	Rainbow Coral Corp. is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	Staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

3.	Rainbow Coral Corp. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We intend to file the amended filings referred to above immediately after we receive notice from the Staff that its review is complete.

Sincerely,

/s/ Patrick Brown

Patrick Brown

President and Chief Executive Officer